Filed by Flextronics International Ltd.
Pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject Company: International DisplayWorks, Inc.
Commission File Number for the Related Registration Statement on Form S-4: 333-137749

Flextronics contacts:	IDW contact:
Thomas J. Smach	Thomas Lacey
Chief Financial Officer	Chief Executive Officer
+1.408.576.7722	+1.916.797.6800
investor_relations@flextronics.com	investor-relations@idwusa.com

Renee Brotherton
Senior Director of Corporate Marketing
+1.408.576.7189
renee.brotherton@flextronics.com
FLEXTRONICS INTERNATIONAL LTD. AND INTERNATIONAL DISPLAYWORKS, INC. ANNOUNCE EXCHANGE RATIO
SINGAPORE and ROSEVILLE, CA — November 22, 2006 — Flextronics International Ltd. (NASDAQ: FLEX) and International DisplayWorks, Inc. (NASDAQ: IDWK) today announced that the exchange ratio for Flextronics’s proposed acquisition of IDW will be 0.5653. The exchange ratio represents the fraction of a Flextronics ordinary share that will be exchanged for each share of IDW common stock held by IDW stockholders upon the closing of the proposed acquisition. The exchange ratio was calculated by dividing $6.55 by $11.5865, the average per-share closing price of Flextronics’s ordinary shares on the Nasdaq Global Select Market during the 20 consecutive trading days ending today (the fifth trading day before November 30, 2006, the currently scheduled closing date of the proposed acquisition). A special meeting of IDW stockholders will be held on November 28, 2006 to approve the proposed acquisition. The exchange ratio calculation assumes that the closing of the proposed acquisition will take place as currently scheduled and is subject to change if for any reason the closing does not occur on the scheduled date.
About Flextronics International Ltd.
Headquartered in Singapore (Singapore Reg. No. 199002645H), Flextronics is a leading electronics manufacturing services (EMS) provider focused on delivering complete design, engineering and manufacturing services to automotive, computing, consumer digital, industrial, infrastructure, medical and mobile OEMs. With fiscal year 2006 revenues from continuing operations of US$15.3 billion, Flextronics helps customers design, build, ship, and service electronics products through a network of facilities in over 30 countries on four continents. This global presence provides design and engineering solutions that are combined with core electronics manufacturing and logistics services, and vertically integrated with components technologies, to optimize customer operations by lowering costs and reducing time to market. More information is available on Flextronics’s website: www.flextronics.com.
About International DisplayWorks, Inc.
IDW is a manufacturer and designer of high quality liquid crystal displays, modules and assemblies for a variety of customer needs including OEM applications. IDW operates 466,000 square feet of manufacturing facilities in the People’s Republic of China (PRC). Sales offices are located in United States, Europe, Hong Kong, Singapore, and China. More information is available on IDW’s website: www.idwk.com.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of U.S. securities laws. These forward-looking statements include, but are not limited to, statements related to the expected closing of the merger. These forward-looking statements are based on information available to Flextronics and IDW as of the date of this press release. Current expectations, forecasts and assumptions involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond the control of Flextronics and IDW. In particular, such risks and uncertainties include the possibility that not all of the conditions to the closing to the merger will be satisfied by the anticipated closing date, if at all. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in the “Risk Factors” section of Flextronics’s Registration Statement on Form S-4/A (SEC File No. 333-137749), which was filed with the Securities and Exchange Commission (“SEC”) on October 25, 2006, as well as those described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the reports on Form 10-K, 10-Q and 8-K that Flextronics and IDW file with the SEC. The forward-looking statements in this press release are based on current expectations and neither Flextronics nor IDW undertakes any obligation (other than as required by law) to update or revise these forward-looking statements to reflect subsequent events or circumstances.
Additional Information and Where to Find It:
On October 25, 2006, Flextronics filed a Registration Statement on Form S-4/A (SEC File No. 333-137749) (the “Registration Statement”) with the SEC which contained the definitive proxy statement/prospectus relating to the merger. Investors and security holders are urged to read the Registration Statement and the definitive proxy statement/prospectus carefully, as well any related materials when they become available, because they contain, and will contain, important information about Flextronics, IDW and the proposed merger. The definitive proxy statement/prospectus has been mailed to stockholders that held shares of IDW common stock on the record date for the IDW special meeting related to the proposed merger. The Registration Statement, the definitive proxy statement/prospectus, other relevant materials (when they become available), and any other documents filed with the SEC, may be obtained free of charge at the SEC’s web site www.sec.gov. In addition, investors and security holders may obtain a free copy of any documents that Flextronics and IDW have filed with the SEC by directing a written request to:

For information relating to Flextronics:	For information relating to IDW:
Flextronics International Ltd.	International DisplayWorks, Inc.
2090 Fortune Drive	1613 Santa Clara Drive, Suite 100
San Jose, California 95131	Roseville, CA 95661-3542
Attention: Investor Relations	Attention: Corporate Secretary
Investors and security holders are urged to read the definitive proxy statement/prospectus, and other relevant materials when they become available, before making any voting or investment decision with respect to the proposed merger.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation:
IDW and its directors and executive officers, and Flextronics and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from IDW stockholders in connection with the proposed merger. Information regarding any special interests of these directors and executive officers in the proposed transaction is included in the definitive proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Flextronics is included in Flextronics’s definitive proxy statement for the 2006 annual general meeting of Flextronics shareholders, which was filed with the SEC on July 31, 2006. This document is available free of charge at the SEC’s website (www.sec.gov) and by contacting Investor Relations for Flextronics, at the address set forth above. Additional information regarding the directors and executive officers of IDW is included in

IDW’s proxy statement for the 2006 annual general meeting of IDW shareholders, which was filed with the SEC on April 10, 2006. This document is available free of charge at the SEC’s website (www.sec.gov) and by contacting IDW’s Corporate Secretary, as at the address set forth above.